INTRUM INVESTMENTS AND FINANCING AB

Riddargatan 10, 114 35

Stockholm, Sweden

Telephone: +46 708309823

May 13, 2025

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Angie Kim

Re:	REQUEST FOR ACCELERATION OF EFFECTIVENESS
Intrum Investments and Financing AB (the “Issuer”)
Application for Qualification of Indentures on
Form T-3 With Respect to Senior Secured Notes
File No. 022-29122

Dear Ms. Kim:

We refer to the Application for Qualification of Indentures on Form T-3 with respect to the (i) 8.000% Senior Secured New Money Notes due 2027, (ii) 7.750% Senior Secured Exchange Notes due 2027, (iii) 7.750% Senior Secured Exchange Notes due 2028, (iv) 8.500% Senior Secured Exchange Notes due 2029, and (v) 8.500% Senior Secured Exchange Notes due 2030, originally filed with the Securities and Exchange Commission (the “Commission”) on March 18, 2025 (File No. 022-29122) (as amended by the filing on May 13, 2025, the “Form T-3”) of the Issuer and Co-Applicants named therein.

In accordance with Section 307(c) of the Trust Indenture Act of 1939, as amended, the Issuer hereby requests acceleration of the effective date of the above-referenced Form T-3 so that it may become effective at or prior to 9:00 a.m. Eastern Time, on May 15, 2025, or as soon as possible thereafter.

Please contact Apostolos Gkoutzinis, of Milbank LLP, counsel to the Issuer, at +44 20 7615 3000, as soon as the Form T-3 has been declared effective, or if you have any other questions or comments regarding this matter.

[Remainder of Page Intentionally Blank]

Sincerely,

INTRUM INVESTMENTS AND FINANCING AB (PUBL)

By:	/s/ Jens Kullander
Name: Jens Kullander
Title: General Counsel

By:	/s/ Johan Åkerblom
Name: Johan Åkerblom
Title: Chief Financial Officer

[Signature Page to Acceleration Request]